Trust for Professional Managers
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 12, 2025

VIA EDGAR TRANSMISSION

Mr. Kenneth Ellington
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401

Dear Mr. Ellington,

This correspondence is being filed in response to the oral comments provided to Jay S. Fitton, Secretary of the Trust, on September 3, 2025 regarding your review of the recent shareholder reports filed on Form N-CSR and Form N-CEN for series of the Trust (each, a “Fund,” and collectively, the “Funds”) listed below. For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

S000067414	Jensen Global Quality Growth Fund
S000028264	Jensen Quality Mid Cap Fund
S000085931	Jensen Quality Growth ETF

The Trust’s responses to your comments are as follows:

1.Comment: The Staff notes that as of May 31, 2025, the Jensen Quality Growth ETF and the Jensen Global Quality Growth Fund had 37.9% and 41.2%, respectively, of each Fund’s net assets invested in the information technology sector. The Staff further notes that the respective Funds do not disclose emphasizing investments in the information technology sector in their principal investment strategies or have an “Information Technology Sector Risk” as a principal investment risk in the prospectuses. Accordingly, the Staff suggests the respective Funds consider revising their principal investment strategies and principal risks to include disclosure related to investments in the information technology sector during the Funds’ next annual update of the prospectuses.

Response: The Trust will undertake to revise the principal investment strategies and principal risks disclosure for each respective Fund to include the information technology sector and a related risk during the Funds’ next annual update of the prospectuses for the fiscal year ended May 31, 2025.

2.Comment: The Staff notes that the Jensen Global Quality Growth Fund is identified in the prospectus as non-diversified, but it appears that the Fund is operating as diversified. If the Fund has been operating as diversified for more than three years, please confirm shareholder approval will be obtained prior to the Fund’s status being changed back to non-diversified (see Section 13(a)(1) of the Investment Company Act of 1940, as amended, and Rule 13a-1).

Response: The Trust responds by confirming that as of the date of this response, the Jensen Global Quality Growth Fund has not been operating as diversified for more than three years. If the Fund continues operating as diversified for more than three years, the Fund will obtain shareholder approval prior to changing the Fund’s status back to non-diversified.

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If you have any additional questions or require further information, please contact Jay Fitton at (513) 520-5925.

Sincerely,

/s/ Jennifer A. Lima
Jennifer A. Lima
President
Trust for Professional Managers